Link.com, Inc.
                                   ("Company")

Rice Employment Agreement
Effective Date:  01/01/00


     THIS AGREEMENT is made effective as of the 1st day of January 1, 2000 Link.com, Inc. a Nevada corporation (the "Company") and Marion Robert ("Bob") Rice.

DUTIES. Rice shall serve as the Chief Executive Officer (CEO) of the Company and shall report to the Board of Directors of the Company of Link.com, Inc. (the "Board") and shall perform such duties that are assigned to him by the Board of Directors of the Company (the "Board"). Company understands and agrees Rice has other Business interest. Company will not interfere with or with strain such Business relationship interest.

EMPLOYMENT TERM. The Company hereby employs Rice for a three (3) year term commencing on January 1, 2000 and terminating on January 1, 2003. Rice hereby accepts such employment and agrees to perform the services specified herein, all upon the terms and conditions hereinafter stated. At the end of the initial Employment Term, this Agreement shall be automatically extended for a one-year period and subsequent one-year periods unless at least thirty (90) days prior to the end of the initial term or any such subsequent term, either party to this Agreement gives the other written notice to terminate this Agreement at the end of the initial Employment Term or any subsequent term thereafter.

SALARY. Starting January 1, 2000, The Company shall pay to Rice a salary of Ninety Thousand Dollars ($90,000) per year. In installments in accordance with the payroll policies of the Company in effect from time to time during Employment; however, in any event, such installments shall be paid at least monthly. Upon $1.0 million Capital infusion, or Company monthly Revenues exceed 150,000 per month, Company shall pay Rice a salary of One Hundred Fifty Thousand Dollars ($150,000) per year, payable in installments in accordance with the payroll policies of the Company then in effect. . Upon Public Offering of its Securities resulting in a capital infusion of $5 Million Dollars ($5,000,000) or more, Rice will be paid Two Hundred Thousand Dollars ($200,000) per year. From time to time hereafter, the salary of Rice may be increased by and at the sole discretion of the Board. Employee shall be entitled to an additional payment of Six Hundred Dollars ($600) each month as an automobile allowance; such additional compensation shall not be adjusted or reduced by, or considered part of his base compensation.

OTHER BENEFITS. At Rice's election, Company shall pay for premiums for hospitalization, dental and major medical insurance (covering Rice and his family), the terms, conditions and policy limits of which shall be determined by the Company. At Rice's election, Company shall maintain life insurance on Rice in the amount of One Million Dollars ($1,000,000), payable to Rice' estate or such other beneficiary as designated by Rice. Rice shall be eligible for such other fringe benefits and options as may from time to time be applicable to other employees of the Company. In addition, Company shall provide appropriate coverage under an errors and omissions policy to be retained by the Company for the protection and indemnification of its officers and directors.

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TERMINATION. This agreement may be terminated by either party upon giving written notice thereof to the other party at least sixty (60) days prior to the date of such termination. Either party may without cause terminate this Agreement upon the giving such written notice. The Company's obligation to Employee and Employee's right to compensation hereunder shall terminate as of the effective date of said termination. However, if the Company terminates Employee's employment without cause, the Company's obligations hereunder, including his entitlement to a car allowance and coverage under the Company's group medical and dental plan, shall continue for a period of twelve (12) months from the date of termination

VACATIONS. Rice shall be entitled to a leave of four (4) weeks, twenty (20) working days, per calendar year for vacation; provided, however, that Rice shall take no more than two (2) weeks (10 working days) as a vacation, consecutively, without the prior approval of the Board.

EXPENSES. The Company shall pay for all of the reasonable expenses incurred by him on behalf of the Company. Rice shall maintain such records as may be reasonably requested by the Board to document such expenses.

ENTIRE AGREEMENT. This Agreement constitutes the entire agreement (and supercedes all prior understandings and agreements) between the parties relating to the subject matter hereof and may only be amended by an instrument in writing executed by both of them.

GOVERNING LAW. This Agreement shall be construed under and governed by the laws of the State of Texas.

     IN WITNESS WHEREOF, this Agreement has been executed and delivered as of the day and year first above written.


/s/ ANDY MCBEE                         /s/ MARION R. RICE
- ---------------------------            ---------------------------
Andy McBee                             Bob Rice
Director, Link.com, Inc.               CEO Director Link.com, Inc.

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